FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 Under
                       The Securities Exchange Act of 1934

For August 25, 2003
Commission File Number: 0-30868

                          Crosswave Communications Inc.
                 (Translation of registrant's name into English)
 Jinbocho Mitsui Bldg. 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan
                    (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F [ X ]             Form 40-F [ ]

   Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(1): [ ]

  Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(7): [ ]

  Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the reg-istrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a mate-rial event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes [  ]                No [ X ]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATMENT ON FORM F-3 (FILE NO. 333-101358) OF CROSSWAVE COMMUNICATIONS INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                                  EXHIBIT INDEX

   Exhibit       Date                    Description of Exhibit
   -------   ---------       ------------------------------------------------

      1      08/25/2003      Crosswave announces Retirement of a Board Member

                                   Signatures

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               Crosswave Communications Inc.


Date: August 25, 2003                     By:  /s/ Masaaki Oka
                                               -----------------------------
                                               Masaaki Oka
                                               Preservative Administrator

Exhibit
                Crosswave announces Retirement of a Board Member

    TOKYO--(BUSINESS WIRE)--Aug. 25, 2003--Crosswave Communications, Inc. (Crosswave, NASDAQ: CWCIQ) today announced the retirement of Mr. Yasuharu Fushimi, Chief Financial Officer, from the Board of Directors, effective August 15, 2003.
    As a result of Crosswave filing voluntary petitions for commencement of corporate reorganization proceedings with the Tokyo District Court on August 20, 2003, board members no longer have the authority to conduct business on behalf of Crosswave. The preservative administrator to be appointed by the Court has responsibility to continue the business as its representative under the Japanese Corporate Reorganization Law.

    About Crosswave

    Crosswave Communications Inc. (Crosswave, NASDAQ: CWCIQ) is a data communications carrier offering customers reliable and versatile broadband networks and network services, enabling them to streamline and innovate their business infrastructure. Founded in 1998 by Internet Initiative Japan (NASDAQ: IIJI), Sony Corporation (NYSE: SNE) and Toyota Motor Corporation (NYSE: TM), the Company has made groundbreaking changes in the Japanese telecommunications market by offering a completely data-centric network. Currently, 90% of the traffic on Crosswave's nationwide network infrastructure is Ethernet-based, provided mainly through its flagship, Wide-area Ethernet Platform Service. Launched in 1999, the Wide-area Ethernet Platform service introduced a brand new type of network service to the market. The Company's fully integrated data centers and other services have redefined the role of carrier services by accommodating entire corporate system requirements. With the quality of its networks and its wide-ranging value-added features, the company has been a pioneer in the development of the data communications market in Japan. The Company offers its services to a diverse base of over 400 customers including many blue-chip companies in Japan.

    Cautionary Notice Regarding Forward-looking Statements

    Statements made in this press release with respect to Crosswave's plans, objectives, strategies, intentions, beliefs, predictions and other statements that are not historical facts are forward-looking statements about the future performance of Crosswave which are based on management's expectations, assumptions, estimates, projections and beliefs in light of information currently available to it. These forward-looking statements, such as statements regarding Crosswave's future operating plans, are subject to various risks and uncertainties that could cause actual results to be materially different from and worse than as described in the forward-looking statements. Potential risks and uncertainties include, without limitation, the ability of Crosswave to continue as a going concern; the ability of Crosswave to secure short-term financing; the outcome of Crosswave's efforts to restructure its business; the potential negative impact of the corporate reorganization proceedings on Crosswave's operations, management and employees; the ability to obtain court approval with respect to motions by Crosswave in the corporate reorganization submitted from time to time; the ability of Crosswave to maintain normal business terms with vendors and service providers; the ability of Crosswave to maintain contracts that are critical to its business and to attract and retain customers; the ability of Crosswave to attract, motivate and retain key executives and other employees; general economic conditions in Japan, including business conditions for Crosswave's current and potential customers; prices for data communication services; and other risks referred to from time to time in Crosswave's filings with the Securities and Exchange Commission.

    CONTACT: Crosswave Communications Inc.
             Media / Investor Relations Office:
             Hiroaki Tsuno, Taisuke Ono
             +81-3-5205-4580
             ir@cwc.co.jp
             http://www.cwc.co.jp/